Exhibit 99.5

NICE Positioned as a Leader by Gartner in the Magic Quadrant for
Customer Engagement Center Workforce Optimization

Evaluation based on completeness of vision and ability to execute

RA’ANANA, ISRAEL, November 17, 2014 – NICE Systems (NASDAQ: NICE) today announced it has been positioned by Gartner, Inc. in the “leaders” quadrant of the “2014 Magic Quadrant for Customer Engagement Center Workforce Optimization.”1 NICE was recognized by Gartner for its completeness of vision and ability to execute, based on the criteria listed in the report.

According to Gartner, “Leaders in the WFO market provide functionally broad and deep WFO solutions that can be deployed and supported globally. Their software is suitable for all sizes and complexities of enterprises, and has broad industry coverage. Revenue is strong, and new references are readily available.”

The NICE Workforce Optimization suite leverages integrated capabilities for Workforce Management, Performance Management, Quality Management, Interaction Analytics, Real-Time Guidance and Automation, and Voice of Customer Feedback. NICE Workforce Optimization aligns organizations around schedules, customer insights and performance metrics, and drives daily action at the frontline to transform culture and customer experience.

Miki Migdal, President of the NICE Enterprise Product Group
“We believe this recognition by Gartner validates the strength of our technology and our commitment to innovation. We feel it reinforces our ability to deliver sophisticated best-of-breed WFO capabilities with an emphasis on interaction analytics. We pride ourselves on our flexible cloud, on-premise, and hybrid deployment options, as well as our implementation and training expertise. By leveraging these strengths, we can help our clients engage employees, get closer to their customers, and provide an exceptional customer experience.”

About the Magic Quadrant
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

1 Gartner “Magic Quadrant for Customer Engagement Center Workforce Optimization” by Jim Davies, November 12, 2014.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.